Via Facsimile and U.S. Mail
Mail Stop 6010

March 4, 2009

Mr. Yiru Shi
Chief Financial Officer
Shengtai Pharmaceutical, Inc.
Changda Road East, Development District,
Changle County, Shandong   262400
People's Republic of China

Re: Shengtai Pharmaceutical, Inc.
**   Form 10-K for the Year Ended June 30, 2008**
**   Form 10-Q for the Quarterly Period ended September 30, 2008**
**   Form 10-Q for the Quarterly Period ended December 31, 2008**
**   File No. 000-51312**

Dear Mr. Shi:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2008

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. It appears that all of the assets, liabilities, revenues and expenses of Weifang
    Shengtai Pharmaceutical Co., Ltd. relate to operations located in the People's
    Republic of China. Please have your auditors, who are located in California,
    tell us how the audit of the operations in China, including the associated assets
    and liabilities, was conducted. Your response should include a discussion of
    the following:

    *   Whether another auditor was involved in the audit of the Chinese
        operations. If so, please tell us the name of the firm and indicate whether
        they are registered with the Public Company Accounting Oversight Board
        (PCAOB). Additionally, please tell us how your U.S. auditor assessed the
        qualifications of the other auditor and the other auditor's knowledge of US
        GAAP and PCAOB Standards;

    *   Whether your U.S. auditor performed all the required audit procedures
        within the United States or whether a portion of the audit was conducted
        by your U.S. auditor within China. Explain how the audit and observation
        of inventories was performed at June 30, 2008 and 2007.

Cash Flow Statement

2. Disclose in MD&A why it is appropriate to classify notes receivable, other
    receivables, other receivables – related party and other receivables –
    shareholder as operating cash flows.

3. Reconcile the acquisition of plant and equipment of $14,517,157 in 2008 on
    the cash flow statement to the increase in plant and equipment of $43,507,718
    in Note 3 ($80,888,078 less $37,380,360). Disclose any non-cash investing
    activities as required by FAS 95.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4. The policy provided here is vague. Please revise this policy to discuss the key
    characteristics of the company's sales for each of your significant products.
    Describe your revenue recognition policy for each revenue source separately.

5. Tell us the nature and amount of all reductions from gross sales in arriving at net sales of $90,871,223 in 2008 if any. Disclose why no allowance for returns is necessary, if true.

Impairment of long-lived assets, page F-13

6. Please tell us and revise your disclosures as appropriate to discuss how the discontinuance of your sodium gluconate product line in May 2008 and the decrease in demand for your cornstarch products starting August 2008 affected the testing of the recoverability of your long-lived assets. Refer to paragraph 8. of SFAS 144.

7. From the presentations included in parts of the document such as the tabular disclosure on page 4 or the analysis of the results of operations, it appears that financial information is available separately for your cornstarch and glucose operations and it appears these lines of business may represent operating segments. Please provide us your analysis under SFAS 131 that allows the company to present all operations as one segment or revise your presentation and disclosures to include segment information in your filing as required by SFAS 131.

Note 7 Income taxes, page F-24

8. The 12% effective rate disclosed in this note does not agree with the effective rate of 6% and 11% we computed from the statement of income for 2008 and 2007 respectively. Please revise as necessary.

9. Disclose why no deferred income tax expense was recognized.

Item 9A. Controls and Procedures, page 25

10. It does not appear that you included the disclosures required by Item 307 of Regulation S-K in the filing. Please amend your filing to provide management's conclusion as to the effectiveness of your disclosure controls.

Management's Report on Internal Control over Financial Reporting, page 25

11. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting. Please refer to Exchange Act Rules 13a-15 and 15d-15 and Item 308T(a) of Regulation S-K.

Quarterly report for the period ended December 31, 2008

Item 4. Controls and Procedures

Disclosure Controls and Procedures

12. Your disclosure does not comply with the language in Item 307 of Regulation S-K. Please confirm to us that your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report. Please revise your disclosure to clarify.

Exhibits 31.1 and 31.2

13. The language of the certifications filed with your most recent quarterly reports is incorrect. Please amend the certificates included in your quarterly reports for the periods ended September 30, 2008 and December 31, 2008 to include paragraph 4.(b) of the required certification. If the amendment is solely to file the corrected certifications, it may be done by filing an amendment to the filing that contains a cover page, an explanatory note, signature pages and paragraphs 1, 2, 4 and 5 of the certifications.

*   *   *   *

As appropriate, please amend your Form 10-K for the year ended June 30, 2008 and respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant